Report of Independent Registered Public Accounting
Firm
The Board of Directors of
BNY Mellon High Yield Strategies Fund:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon High Yield
Strategies Fund (the Fund), a sole series of BNY Mellon
High Yield Strategies Fund, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March
31, 2019. Management is responsible for its assertion about the Funds compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether managements assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether managements assertion is fairly stated in all materials respects. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of managements assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.
Included among our procedures were the following tests performed as of March 31, 2019, and with respect to agreement of security purchases and sales, for the period from December 31, 2018 (the date of the Funds last examination) through March 31, 2019:

1.	Count and inspection of all securities located in the vault of
The Bank of New York Mellon (the Custodian) in Jersey
City, NJ.

2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for transfer with brokers or pledgees, if any;

3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds securities per the books and
records of the Funds to those of the Custodian;
5.	Agreement of pending purchase and sale activity for the
Fund as of March 31, 2019, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and eight security
sales or maturities, since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

7.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report (SOC 1 Report) for the period April 1, 2018 to
March 31, 2019 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Fund
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2019, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon
High Yield Strategies Fund, and the Securities and
Exchange Commission and is not intended to be and should
not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
November 21, 2019

November 21, 2019
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940


We, as members of management of   BNY Mellon High
Yield Strategies Fund (collectively the Fund), the sole series of BNY Mellon High Yield Strategies Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of
Investments by Registered Management Investment
Companies of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2019 and for the period from December 31, 2018 (the date of the Funds last examination) through March 31, 2019.

Based on the evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2019, and for the period from December 31, 2018 (the date of the Funds last examination) through March 31, 2019 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon High Yield Strategies Fund



Jim Windels
Treasurer